Exhibit 99.3

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

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CGI reports strong Q4 and Fiscal 2019 results

Q4-F2019 year-over-year highlights

•	Revenue of $2.96 billion, up 5.7% or 7.7% in constant currency;

•	Adjusted EBIT of $457.5 million, or 15.5% of revenue;

•	Net earnings of $324.1 million, or 11.0% of revenue;

•	Net earnings excluding specific items* of $329.5 million, or 11.1% of revenue;

•	Diluted EPS of $1.19, up 15.5%;

•	Diluted EPS excluding specific items* of $1.21, up 11.0%;

•	Cash provided by operating activities of $405.2 million or 13.7% of revenue; and,

•	Bookings of $3.4 billion, or 115% of revenue.

F2019 year-over-year highlights

•	Revenue of $12.1 billion, up 5.3% or 5.9% in constant currency;

•	Adjusted EBIT of $1.8 billion, or 15.1% of revenue;

•	Net earnings of $1.3 billion, or 10.4% of revenue;

•	Net earnings excluding specific items* of $1.3 billion, or 10.8% of revenue;

•	Diluted EPS of $4.55, up 15.2%;

•	Diluted EPS excluding specific items* of $4.70, up 12.2%;

•	Cash provided by operating activities of $1.6 billion or 13.5% of revenue;

•	Bookings of $12.6 billion, or 104% of revenue; and,

•	Backlog of $22.6 billion or 1.9 times F2019 revenue.

*Specific items are detailed below the table hereunder.

Note: All figures in Canadian dollars. Fiscal 2019 MD&A, audited consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements – click here (PDF)

To access the MD&A - click here (PDF)

Montréal, Quebec, November 6, 2019 – CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2019 fourth quarter revenue of $2.96 billion, an increase of $160.3 million or 5.7% compared with the same period last year. On a constant currency basis, revenue grew by 7.7% as foreign exchange fluctuations unfavourably impacted revenue by $56.3 million.

Adjusted EBIT was $457.5 million or 15.5% of revenue, an increase of $21.7 million from the year ago period.

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Net earnings were $324.1 million, up 10.4% and representing a margin of 11.0%, an increase of 50 basis points over the same period last year. Earnings per diluted share were $1.19, up 16 cents or 15.5% from 1.03 cents last year.

Net earnings excluding specific items, were $329.5 million, up 6.3% and representing a margin of 11.1%. Earnings per diluted share were $1.21, up 12 cents or 11.0% from $1.09 last year.

The company booked $3.4 billion in contract awards or 115% of revenue, up $458.6 million from Q3-F2019. At the end of September, the company’s backlog stood at $22.6 billion.

Cash provided by operating activities was $405.2 million or 13.7% of revenue, compared with $340.4 million or 12.2% of revenue in the year ago period.

In millions of Canadian dollars except earnings per share and where noted	Q4-F2019	Q4-F2018	F2019	F2018

Revenue	2,959.2	2,799.0	12,111.2	11,506.8

Growth at constant currency	7.7%	5.0%	5.9%	4.6%

Adjusted EBIT	457.5	435.7	1,825.0	1,701.7

Margin	15.5%	15.6%	15.1%	14.8%

Net earnings	324.1	293.5	1,263.2	1,141.4

Margin	11.0%	10.5%	10.4%	9.9%

Earnings per share (diluted)	1.19	1.03	4.55	3.95

Net earnings excluding specific items*	329.5	309.8	1,305.9	1,210.7

Margin	11.1%	11.1%	10.8%	10.5%

Earnings per share (diluted) excluding specific items*	1.21	1.09	4.70	4.19

Weighted average number of outstanding shares (diluted)	273.1	284.5	277.8	288.9

Net finance costs	17.8	20.8	70.6	73.9

Net debt	2,117.2	1,640.8	2,117.2	1,640.8

Net debt to capitalization ratio	22.9%	19.2%	22.9%	19.2%

Cash provided by operating activities	405.2	340.4	1,633.9	1,493.4

Days sales outstanding (DSO)	50	52	50	52

Return on invested capital (ROIC)	15.1%	14.5%	15.1%	14.5%

Return on equity (ROE)	18.5%	17.3%	18.5%	17.3%

Bookings	3,409.3	3,533.7	12,646.0	13,493.0
Backlog	22,611.2	22,576.9	22,611.2	22,576.9

* Specific items: Q4-F2019: $23.8 million in acquisition-related and integration costs net of tax and a favourable tax adjustment of 18.5 million.Q4-F2018: $14.7 million in restructuring costs and $1.6 million in acquisition-related and integration costs net of tax.

F2019: $61.1 million in acquisition-related and integration costs net of tax, and tax adjustment of $18.5 million.

F2018: $73.9 million in restructuring costs, $29.6 million in acquisition-related and integration costs net of tax, and net-tax adjustments of $34.1 million.

“I’m pleased with the growth in Q4, driven by IP and our managed IT services offering,” said George D. Schindler, President and Chief Executive Officer. “The full year results reflect our ongoing ability to deliver organic growth and expanding margins.”

PRESS RELEASE

Fiscal 2019 full-year results

The company generated revenue of $12.1 billion for the fiscal year ended September 30, 2019, up $604.4 million or 5.3% compared with the year ago period. On a constant currency basis, revenue grew by 5.9% as foreign exchange fluctuations unfavourably impacted revenue by $69.7 million.

Adjusted EBIT was $1.8 billion for a margin of 15.1%, up 30 basis points or $123.3 million from F2018.

Net earnings were $1.3 billion, up 10.7% representing a margin of 10.4%, an increase of 50 basis points compared to last year. Earnings per share amounted to $4.55 per diluted share, an increase of 60 cents or 15.2% from $3.95 last year.

Net earnings excluding specific items, were $1.3 billion, up 7.9% representing a margin of 10.8%, an increase of 30 basis points compared to last year. Earnings per share amounted to $4.70 per diluted share, an increase of 51 cents or 12.2% from $4.19 last year.

For the year, the company booked $12.6 billion in contract awards, representing a book-to-bill of 104% of revenue.

Cash provided by operating activities was $1.6 billion or 13.5% of revenue, an increase of $140.5 million from the year ago period.

At the end of F2019, the company had $213.8 million in cash and $1.2 billion in unused credit facilities. Net debt was $2.1 billion, compared to $1.6 billion in the year ago period and net debt to capitalization increased to 22.9% from 19.2%.

The company invested a total of $1.1 billion throughout the year to purchase for cancellation 12.5 million Class A subordinate voting shares, at an average price of $90.37. Under the current Normal Course Issuer Bid, an additional 13.3 million Class A subordinate voting shares can be purchased before February 5, 2020.

Conference call to discuss Q4 and Full-Year F2019 results

Management will host a conference call to discuss the fourth quarter and full year results at 9 a.m. EST this morning. Participants may access the call by dialing 1-800-377-0758 or via cgi.com/investors. Supporting slides for the call will also be available. A replay and downloadable podcast will remain available on cgi.com/investors.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With approximately 77,500 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. With Fiscal 2019 reported revenue of C$12.1 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, net

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debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE, net earnings and diluted EPS excluding specific items.

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on pages 3 and 4 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated

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operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled “Risk Environment” of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Lorne Gorber

Executive Vice-President, Investor and Public Relations

lorne.gorber@cgi.com

+1 514-841-3355